October 19, 2020

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, North East

Washington, DC 20549-3030

Attention: Karina Dorin and Timothy S. Levenberg

Re:	Yellowstone Acquisition Company

Registration Statement on Form S-1

Filed September 25, 2020

File No. 333-249035

Ladies and Gentlemen:

On behalf of Yellowstone Acquisition Company (“YAC” or the “Company”), we are submitting this letter in response to your comment letter dated October 16, 2020 with respect to YAC’s Amendment No. 1 to Registration Statement on Form S-1/A (the “Registration Statement”), which is referenced above. Filed herewith via EDGAR is Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For your convenience, we will supplementally provide the Staff via overnight courier four copies of Amendment No. 2, which has been marked to show changes from the Registration Statement.

The responses and supplementary information set forth below have been organized in the same manner in which the Staff’s comments were organized and all page references in the Company’s responses are to Amendment No. 2 as marked.

Exhibits

Exhibit 5.1, page 2

1. Please obtain and file an amended opinion of counsel that does not include any impermissible assumptions. For example, we refer you to the assumptions set forth in the fourth paragraph on page 2, such as the company “is duly incorporated and is validly existing and in good standing.”  It is not appropriate for counsel to assume material facts underlying the opinion or any readily ascertainable facts.  Refer to Section II.B.3.a of Staff Legal Bulletin No. 19 (Corp. Fin., October 14, 2011), which is available at https://www.sec.gov/interps/legal/cfslb19.htm.

RESPONSE: Please see Exhibit 5.1 as amended and refiled.

General

2. We note your revised disclosure in response to prior comment 4.  Please make corresponding revisions to your disclosure in the Risk Factor titled “Our amended and restated certificate of incorporation will designate the Court of Chancery...” on page 55 and in your description of such provision under Description of Securities on page 121 of the prospectus.

RESPONSE: Please see revisions to pages 55 and 121 of the prospectus to reflect the additional language regarding the inapplicability of the exclusive forum provision to claims brought under the Securities Act and/or the Exchange Act.

Securities and Exchange Commission

October 19, 2020

Page Two

3. We note that the form of warrant agreement filed as Exhibit 4.4 provides that the company agrees that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, “which jurisdiction shall be exclusive.” If this provision requires investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

RESPONSE: Please see Section 9.3 of the revised Warrant Agreement containing revised language reflecting the inapplicability of the exclusive forum provision to claims brought under the Securities Act and/or the Exchange Act.

Please direct any general questions or comments concerning this letter, and any requests for additional information, to the undersigned at (781) 719-9803 or, in my absence, to Joseph B. Ramadei at (781) 719-9813. Thank you.

Sincerely yours,

/s/ Neil H. Aronson
Neil H. Aronson

cc:	Alex B. Rozek, Yellowstone Acquisition Company

Adam K. Peterson, Yellowstone Acquisition Company

Joshua P. Weisenburger, Yellowstone Acquisition Company

Joseph B. Ramadei, Gennari Aronson, LLP

Zachary R. Fountas, Gennari Aronson, LLP

Derek Dostal, Davis Polk & Wardwell LLP

Elliot M. de Carvalho, Davis Polk & Wardwell LLP

Yushen Liu, Davis Polk & Wardwell LLP

Donald C. Shimmin, KPMG LLP

Jason A. John, KPMG LLP